SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report Of Foreign Issuer

Pursuant To Rule 13a-16 Or 15d-16 of

the Securities Exchange Act of 1934

For the month of October 2002

ALCON, INC.

Bösch 69

P.O. Box 62

6331 Hünenberg, Switzerland

011-41-41-785-8888

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]
Form 20-F x	Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]
Yes	No x

Incorporation by Reference

This Report of Foreign Issuer on Form 6-K shall be incorporated by reference into the Registration Statement on Form S-8 filed with the Securities and Exchange Commission on April 24, 2002.

The following press release was issued by Alcon, Inc. on October 18, 2002.

Alcon, Inc.

Bösch 69

P.O. Box 62

6331 Hünenberg, Switzerland

For Immediate Release

Alcon's LADARVision Approved

by FDA for Customized LASIK Surgery

Hünenberg, Switzerland - October 18, 2002 - Alcon, Inc. (NYSE: ACL) announced today that the U.S. Food and Drug Administration (FDA) has approved its customized wavefront-guided laser eye surgery application. Alcon is the first company to receive FDA approval for customized LASIK surgery using a wavefront measurement device and an excimer laser.

Utilizing the LADARVision® 4000 excimer laser and the LADARWave® wavefront measuring device, Alcon brings an integrated system approach to customized laser eye surgery. High and low order aberrations unique to each patient's eye are captured by the LADARWave aberrometer. This information is then transferred to the LADARVision 4000 laser, where it is electronically registered and computer matched to create the precision ablation required in customized laser eye surgery.

"Wavefront-guided customized laser surgery has the potential to improve visual acuity and enhance overall vision quality as compared to today's conventional LASIK. Treating optical aberrations, which impact low-contrast visual activities such as night driving, will improve the patient's quality of vision," said Dr. Steven Brint, Associate Professor of Ophthalmology at Tulane University School of Medicine and one of the five surgeons participating in the clinical investigations.

Clinical trials are ongoing for the treatment of myopic astigmatism, hyperopia with and without astigmatism and other ocular irregularities.

"The ophthalmic community has eagerly anticipated this technology," said Bill Barton, VP and General Manager, Surgical Division. "We are proud to be the first in the industry to offer an approach that provides surgeons the ability to control the visual effects of higher order aberrations."

Alcon, Inc. is the world's leading eye care company. Alcon, which has been dedicated to the ophthalmic industry for more than 50 years, develops, manufactures and markets pharmaceuticals, surgical equipment and devices, contact lens solutions and other vision care products that treat diseases, disorders and other conditions of the eye. The LADARVision 4000 and other refractive products are commercially available in the United States and International markets.

Caution Concerning Forward-Looking Statements. This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, relating principally to our ability to successfully market and sell the system for wavefront-guided laser eye surgery. These statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by our forward-looking statements. These statements reflect the views of our management as of the date of this press release with respect to future events and are based on assumptions and subject to risks and uncertainties. Given these uncertainties, you should not place undue reliance on these forward-looking statements. Factors that might cause future results to differ include, but are not limited to, the following: general economic conditions in the United States and internationally; technological advances attained by our competitors; challenges inherent in new product marketing; and government regulation and legislation. You should read this press release with the understanding that our actual future results may be materially different from what we expect. Except to the extent required under the federal securities laws and the rules and regulations promulgated by the Securities and Exchange Commission, we undertake no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

# # #

For information, contact:
Doug MacHatton (Investor Relations)
800-400-8599
News media inquiries: Mary Dulle (Public Relations)
817-551-8058
www.alconinc.com

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Alcon, Inc.
(Registrant)

Date	10/21/02	By	/s/ Guido Koller
Name: Guido Koller
Title: Vice President

Date	10/21/02	By	/s/ Martin Schneider
Name: Martin Schneider
Title: Controller